Press Release

HARVEST OPERATIONS REPORTS Q1 2016 RESULTS

CALGARY, ALBERTA – MAY 11, 2016: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the first quarter ended March 31, 2016.

This press release is an overview of the first quarter results for 2016 and should be read with the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the first quarter ended March 31, 2016 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q1 2016 HIGHLIGHTS:

Upstream

•	Production for the quarter was 36,986 barrels of oil equivalent per day ("boe/d"), not including an additional 4,689 boe/d which is Harvest's share of the Deep Basin Partnership ("DBP") production.
•	Capital asset additions of $2.1 million mainly related to well equipment, pipelines and facilities during Q1 2016. One gross well (0.3 net) was rig-released during the quarter.
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Cash contributions for the quarter were $0.8 million (Q1 2015: $19.1 million). The decrease in cash contribution was mainly due to lower sales volumes and lower realized prices, partially offset by lower royalties, operating expenses, and general and administrative expenses.

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Operating loss was $95.3 million (Q1 2015: $110.1 million loss) for Q1 2016. The decrease in operating loss from 2015 was due to lower royalties, operation expenses, general and administrative expenses, impairment and depreciation, depletion and amortization expense partially offset by lower realized prices, sales volumes, and losses from the joint ventures.

BlackGold

•	Pre-operating loss for Q1 2016 was $4.5 million (Q1 2015: nil). The pre-operating loss were mainly due to pre- operating and general and administrative expenses.
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The central processing facility (“CPF”) was substantially completed in early 2015, with pre-commissioning work continuing at a measured pace. The decision to complete commissioning of the CPF and commence steam injection depends on a number of factors including the bitumen price environment.

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With respect to the wildfires in the greater Fort McMurray area, our thoughts are with all the families and workers directly affected. At this time there has been no immediate danger to the Company's operations at BlackGold due to the distance of the fire from our facility. Our first priority is the protection of our employees and we will continue to ensure the safety of both our staff and contractors. The situation is being closely monitored, a response plan is in place and Harvest is in communication with the appropriate government agencies.

Corporate

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The weakening of the U.S. dollar against the Canadian dollar during the latter part of the first quarter of 2016 resulted in net unrealized foreign exchange gains of $118.7 million (Q1 2015: $138.9 million loss), primarily related to the translation of U.S. dollar denominated debts that includes certain related party loans into Canadian dollars.

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During 2015 Harvest entered into a US$171 million loan agreement with KNOC with the maturity date of December 31, 2017. During the first quarter of 2016 Harvest drew the remaining US$51.0 million available on the loan.

HARVEST OPERATIONS CORP.
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•	The net repayment to the credit facility during the first quarter ended 2016 was $33.0 million (Q1 2015 - $249.6 million net borrowings). At March 31, 2016, Harvest had $893.2 million drawn under the credit facility (December 31, 2015 - $926.6 million).
•	During 2015, Harvest amended the terms of its $1.0 billion syndicated revolving credit facility and replaced it with a KNOC guaranteed $1.0 billion syndicated revolving credit facility maturing April 30, 2017. Under the amended credit facility, applicable interest and fees are based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At December 31, 2015, Harvest was in violation of the debt covenant and the carrying value of the credit facility, $923.8 million, was reclassified from long-term debt to a current liability. Subsequent to December 31, 2015, Harvest’s syndicate banks consented to a waiver of this covenant for the duration of the term of the credit facility and the maturity date remains at April 30, 2017, and the credit facility was reclassified from current to long-term debt.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended March 31
	2016	2015
Upstream
Daily sales volumes (boe/d)(1)	36,986	43,770
Deep Basin Partnership
Daily sales volumes (boe/d)	5,720	1,572
Harvest's share of daily sales volumes (boe/d) (3)	4,689	1,223
Average realized price
Oil and NGLs ($/bbl)(2)	27.53	40.40
Gas ($/mcf)(2)	1.72	2.81
Operating netback prior to hedging($/boe)(3)	4.85	9.80
Operating loss(4)	(95.3)	(110.1)
Cash contribution from operations(3)	0.8	19.1

Capital asset additions (excluding acquisitions)	2.1	56.6
Corporate acquisition(5)	—	36.8
Property dispositions, net	(4.5)	(0.5)

Net wells drilled	0.3	19.2
Net undeveloped land additions (acres)	5,566	20,338
Net undeveloped land dispositions (acres)	(7,586)	—

BlackGold
Capital asset additions	0.1	60.8
Pre-operating loss(4)(6)	(4.5)	-

NET LOSS	(13.1)	(223.5)

(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	Excludes the effect of derivative contracts designated as hedges.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(5)	Corporate acquisition represents the total consideration for the transaction including working capital assumed.
(6)	BlackGold was substantially completed in Q1 2015, all pre-operating expenses prior to Q1 2015 were capitalized.

HARVEST OPERATIONS CORP.
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ORGANIZATIONAL UPDATE

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In April 2016, Mr. Changseok Jeong tendered his resignation as Chairman of Harvest and Mr. Seungkook Lee was appointed in his place. Mr. Lee is currently Executive Vice President of the E&P Group at KNOC. Additionally, Mr. Cheol Woong Choi tendered his resignation as a Director of Harvest. Mr. Piljong Sung, who is currently Interim President and Chief Executive Officer, and Mr. Dae-Jung Hong were appointed as Directors of Harvest in April 2016. Mr. Hong is currently Vice President of Finance Management at KNOC. The Company would like to thank both Mr. Jeong and Mr. Choi for their valuable contributions to Harvest.

CONFERENCE CALL

Harvest will hold a conference call to discuss our first quarter 2016 results on Thursday, May 12, 2016 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the conference call dial 1-866-223-7781 (international callers) or 1-416-340-2219 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 1774923. The replay will be available up to and including May 19, 2016.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST OPERATIONS CORP.
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FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACT:

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca